

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-17822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Deutsche Bank Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Columbus Circle
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tiberio Massaro (Name) 212-250-0653 (Area Code – Telephone Number) tiberio.massaro@db.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West (Address) New York (City) NY (State) 10001 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 42 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, undersigned officers, and directors of Deutsche Bank Securities Inc., do herby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2023, and supplementary schedules are true, and correct, and that neither the Corporation nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature: [signature]
Title: MANAGING DIRECTOR, CFO
[signature]
Notary Public

Signature: [signature]
Title: MANAGING DIRECTOR + COO
[signature]
Notary Public

Patricia M. Carroll
Notary Public, State of New York
No. 01CA4885984
Qualified in Kings County
Commission Expires Aug. 21, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Deutsche Bank Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. (the Company) as of December 31, 2023 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.

February 29, 2024

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2023

(In millions, except share data)

Assets

Cash and cash equivalents	$	108
Cash segregated under federal and other regulations		236
Collateralized agreements and financings:		
Securities purchased under agreements to resell (includes fair value of $3,385)		42,571
Securities borrowed (includes fair value of $10,927)		11,881
		54,452
Financial instruments owned, at fair value (includes $14,791 of securities pledged as collateral)		16,629
Receivables:		
Brokers, dealers, and clearing organizations		4,034
Customers		57
Noncustomers		2
		4,093
Other assets		1,355
Total assets	$	76,873

Liabilities and Stockholder's Equity

Collateralized agreements and financings:		
Securities sold under agreements to repurchase (includes fair value of $37,351)	$	51,427
Securities loaned (includes fair value of $154)		167
		51,594
Payables:		
Brokers, dealers, and clearing organizations		3,747
Customers		2,884
Noncustomers		1,116
Loans		1,443
		9,190
Financial instruments sold, but not yet purchased, at fair value		7,684
Other liabilities		1,439
Total liabilities		69,907
Commitments, contingencies and guarantees (Notes 13 and 14)		
Stockholder's equity:		
Common stock, par value $1.00 per share (2,000 shares authorized, issued, and outstanding)		-
Additional paid-in capital		9,810
Accumulated deficit		(2,844)
Total stockholder's equity		6,966
Total liabilities and stockholder's equity	$	76,873

The accompanying notes are an integral part of these consolidated financial statements.

1) **Organization**

Deutsche Bank Securities Inc. (the Corporation) is a wholly-owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), an indirect wholly-owned subsidiary of DB USA Corporation (DB USA), which is a direct, wholly-owned subsidiary of Deutsche Bank AG (DBAG), a German corporation. DB USA is designated as the intermediate holding company (IHC) established to comply with certain requirements mandated, supervised and regulated by the Board of Governors of the Federal Reserve System (FRB).

The Corporation is registered as a securities broker dealer and investment adviser with the Securities and Exchange Commission (SEC), a municipal advisor with the Municipal Securities Rulemaking Board (MSRB), and as a Futures Commission Merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Corporation is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. As an indirect subsidiary of DB USA, the Corporation is indirectly subject to the regulatory oversight of the FRB.

In its capacity as a broker dealer and FCM, the Corporation clears securities and listed derivatives products for its customers, affiliates or itself on various exchanges of which the Corporation is a member. The Corporation provides trade execution services for a broad range of domestic and international clients and provides securities brokerage services and investment advisory services to private clients and institutions. The Corporation provides a variety of capital raising, market making and brokerage services for its government, financial institutions and corporate clients, including fixed income activities, emerging markets activities, equity market research and investment banking. The Corporation is also a primary dealer in U.S. government securities.

The Corporation, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which may have an impact on the Corporation's consolidated financial statements and liquidity.

The Corporation was granted approval by its regulators and repaid $750 million in subordinated debt to DB USA during the first quarter of 2023. The Corporation does not have any outstanding subordinated debt as of the year ended December 31, 2023.

The Corporation was granted approval by its regulators and returned equity capital of $1 billion to the Parent during the third quarter of 2023. This capital distributed reduced the Corporation's stockholder's equity qualified for net capital by $1 billion.

2) **Significant Accounting Policies**

   a) *Basis of Presentation*

   The Corporation's consolidated statement of financial condition has been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition. The most significant of these estimates and assumptions relate to fair value measurements, income taxes and the provision for potential losses that may arise from litigation, regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, because of the inherent uncertainties in assumptions utilized by management, actual results could be different from these estimates.

The consolidated statement of financial condition of the Corporation includes all entities in which the Corporation has a controlling financial interest. The Corporation consolidates entities in which it has a majority voting interest when the voting interest entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. All material intercompany transactions and balances have been eliminated in consolidation.

In the normal course of business, the Corporation may enter into various transactions involving variable interest entities (VIEs). The Corporation reviews its involvement with VIEs on a periodic basis and upon occurrence of certain triggering events, in order to determine whether the Corporation is deemed to be the primary beneficiary in accordance with Accounting Standards Codification (ASC) 810, *Consolidation*. As of December 31, 2023, the Corporation was not determined to be the primary beneficiary and, therefore, did not consolidate any VIEs. See note 6 for additional information.

The equity method of accounting is applied to investments when the Corporation does not have a controlling financial interest, but has the ability to significantly influence the operating and financial policies of the investee. Generally, this is when the Corporation has an investment greater than 20% but less than 50% in the voting stock or in substance in common stock of a corporation or greater than 3% but less than 50% of limited partnership, limited liability corporation, or similar interests. Other factors that are considered in determining whether the Corporation has significant influence include representation on the entity's board of directors and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20% of the voting stock.

b) *Foreign Currency Translation*

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

c) *Cash and Cash Equivalents*

The Corporation defines cash equivalents as interest earning deposits with banks and highly liquid securities with original maturities of three months or less. Due to the short-term nature of these instruments, the carrying value approximates fair value.

d) *Cash Segregated Under Federal and Other Regulations*

The Corporation segregates cash to satisfy rules regarding the protection of assets of customers as required by the CFTC. See note 16 for additional information.

e) *Collateralized Agreements and Financings*

Collateralized agreements and financings consist of the following:

Reverse Repurchase and Repurchase Agreements – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally recorded at their contractual amounts, except for certain reverse repurchase and repurchase agreements for which the Corporation has elected the fair value option. See note 3 for additional information. The Corporation's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. On a daily basis, the Corporation monitors the market value of the underlying collateral and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity date that are also subject to a master netting agreement are presented net on the consolidated statement of

financial condition when the requirements of ASC 210-20, *Offsetting*, are met. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements.

Securities Borrowed and Loaned – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received, except for securities borrowed and loaned transactions for which the Corporation has elected the fair value option. See note 3 for additional information. Collateral received for non-cash securities borrowed transactions is not recorded on the consolidated statement of financial condition. On a daily basis, the Corporation monitors the market value of securities borrowed or loaned against the collateral value and may require counterparties and the Corporation to deposit additional collateral or return collateral pledged, when appropriate. Additionally, the Corporation may receive securities as collateral in securities-for-securities transactions. If the Corporation is the lender in these transactions, the Corporation reports the fair value of the securities received as collateral and the related obligation to return securities received as collateral in other assets and other liabilities on the consolidated statement of financial condition. See note 5 for additional information related to the Corporation's collateralized agreements and financings.

f) ***Financial Instruments Owned and Financial Instruments Sold, at Fair Value***

Financial instruments owned and financial instruments sold, but not yet purchased, are comprised of securities purchased, securities sold short, and derivative arrangements and are recognized on a trade date basis in the consolidated statement of financial condition at fair value in accordance with ASC 820, *Fair Value Measurement*.

The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 3 for further information about fair value measurements.

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the consolidated statement of financial condition. Derivative contracts may be privately negotiated contracts, which are often referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange. All exchange-traded derivatives are cleared through central counterparties (CCPs), though the Corporation also uses CCP services to clear certain OTC derivative contracts. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

In active markets, the fair value of derivatives is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. Valuation techniques include the use of valuation models, which are dependent on parameters including, but not limited to, current market prices of the underlying instruments, time value, yield curve, volatility, and correlation factors underlying the positions. The valuation process to determine fair value may result in adjustments to the valuation model outputs for factors such as liquidity, and counterparty credit risk.

Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis under ASC 210-20, *Offsetting*. See note 4 for additional information.

g) Receivables and Payables – Customers, Noncustomers, and Brokers, Dealers and Clearing Organizations

Receivables from and payables to customers and noncustomers include amounts related to cash and margin transactions. Noncustomer transactions primarily relate to affiliates trading for their own account through the Corporation. Securities owned by customers and noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition. However, the Corporation records corresponding receivables or payables on a settlement-date basis in the event of fails to deliver securities or receive securities from the aforementioned counterparties.

The Corporation also has net receivables and payables for financial instruments sold to and purchased from brokers, dealers and clearing organizations, which include amounts due as a result of net unsettled transactions, fails to deliver or receive securities, and deposits to satisfy collateral and margin requirements. See note 7 for additional information.

Receivables from customers and brokers, dealers and clearing organizations are subject to the assessment for expected credit losses. Margin loans within receivables from customers represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at specified minimum levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Corporation applies a practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans, i.e., allowance for credit losses is considered zero if the fair value of the collateral is equal to or exceeds the amortized cost basis of the margin loan. As of December 31, 2023, the Corporation had no instances of credit loss arising from the inability of a counterparty to deliver required collateral on margin loan balances.

Receivables from noncustomers are not subject to the assessment of expected credit losses, as they relate to transactions between the Corporation and the entities under DBAG's common control.

h) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization and reported in other assets on the consolidated statement of financial condition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises owned and 7 to 10 years for furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 25 years. See note 9(a) for additional information.

The Corporation leases real estate and equipment for use in its operations under operating leases that do not contain material variable lease payments or residual value guarantees. The Corporation assesses whether an arrangement is a lease or contains a lease at inception of the arrangement. For arrangements considered leases, the Corporation records a right-of-use (ROU) asset and lease liability at the lease commencement date, which is the date that the underlying asset becomes available for use. ROU assets are depreciated over the shorter of the useful life of the asset and the lease term.

ROU assets, which represent the Corporation's right to use the underlying asset for the lease term, and the related lease liabilities, which represent the present value of the Corporation's obligations to make

payments arising over the lease term, are reported in other assets and other liabilities, respectively, on the consolidated statement of financial condition.

The present value of the lease payments is calculated using the incremental borrowing rate at the lease commencement date, which reflects the fixed rate the Corporation would have to pay to borrow an amount equal to the future minimum lease payments over a similar term.

The Corporation has elected to account for lease components and non-lease components associated with its leases (e.g., common area maintenance costs, obligations to return the underlying asset to its original condition, or costs to dismantle and remove the underlying asset at the end of the lease term) as a single lease component for its real estate and equipment leases, as permitted by ASC 842, *Leases*.

Under ASC 360-10, *Property, Plant, and Equipment*, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. See note 9(a) for additional information.

i) *Other Intangible Assets*

Other intangible assets include amounts expended for software developed or obtained for internal use and exchange memberships, which are reported in other assets on the consolidated statement of financial condition. Amortization of other intangible assets with definite lives is recognized on a straight-line basis over the estimated useful life of the asset.

Other intangible assets with indefinite lives are subject to impairment testing at least annually or if an event or a change in circumstances indicates the asset's carrying amount may be impaired. Under ASC 350, *Intangibles – Goodwill and Other*, a qualitative assessment is permitted for indefinite-lived intangibles to determine whether it is more likely than not that fair value is less than carrying amount. If determined to be necessary, a quantitative impairment test is used to identify impairment and measure the impairment loss to be recognized. Impairment of indefinite-lived assets is based on the extent to which the carrying value exceeds fair value. Definite-lived intangible assets are reviewed and tested for impairment in accordance with ASC 360-10, which is discussed in the previous accounting policy for premises and equipment. See note 9(b) for additional information.

j) *Exchange Memberships*

The Corporation holds memberships/seats in the Chicago Mercantile Exchange (CME) and Intercontinental Exchange (ICE). As part of the membership/seat arrangement, it also holds shares or other interests (e.g., restricted shares) of these exchanges/clearing organizations. The CME membership interests are accounted for as intangible assets within other assets, initially valued at cost, and subsequently subject to impairment testing at least annually in accordance with ASC 350. The CME restricted shares are treated as equity investments recorded at fair value and reported within financial instruments owned on the consolidated statement of financial condition. The ICE membership shares are recorded as equity investments held at cost, net of any impairment losses (if applicable), and reported in other assets on the consolidated statement of financial condition.

k) *Payables – Loans*

Loans payable are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. Loans payable with an original maturity of one year or less are classified as

short-term, whereas loans payable with an original maturity greater than one year are classified as long-term. As of December 31, 2023, both short-term and long-term loans payable are exclusively transacted with affiliates. See note 8 for additional information.

l) *Income Taxes*

The results of the Corporation are included on the consolidated U.S. federal income tax return and certain combined and unitary state tax returns of Deutsche Bank New York Branch (DBNY). In addition, the Corporation files tax returns in certain states on a stand-alone basis.

Deferred tax assets (DTAs) and deferred tax liabilities (DTLs) are recognized for the future tax benefit or expense created by temporary differences between the financial statement and tax reporting basis of assets and liabilities. These temporary differences are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Corporation utilizes a modified separate company method for its separate income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. A valuation allowance (VA) is established to reduce DTAs to the amounts management concludes are more likely than not to be realized.

Pursuant to a tax sharing agreement (TSA), the Corporation reimburses DBNY for its current tax liability in the event of operating profits or is reimbursed by DBNY for the tax benefits of its Federal, New York State (NYS) and New York City (NYC) operating losses. Since the TSA arrangement requires DBNY to pay the Corporation for the tax benefits of these operating losses, the associated net operating loss (NOL) DTAs are not recorded on the Corporation's consolidated statement of financial condition. In the event of a subsequent adjustment which results in a reduction of the tax benefit of previously reimbursed operating losses (e.g., as a result of impairment of DTAs or a reduction in tax rates), the Corporation is not obligated to repay DBNY. Accordingly, any such reduction in DTAs is treated as a deemed capital contribution. In the event of a subsequent adjustment which results in a permanent reduction of a specific tax benefit that was previously reimbursed (e.g., as a result of a disallowance by a tax authority of the tax benefits), the Corporation is obligated to repay DBNY.

ASC 740, *Income Taxes*, provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of any tax rate changes on DTAs and DTLs are recognized in the period during which such changes are enacted. DTAs and DTLs are included in other assets and other liabilities, respectively, on the consolidated statement of financial condition. See note 15 for additional information.

m) *Variable Interest Entities*

VIEs are entities that lack one or more of the characteristics of a voting interest entity, as defined in ASC 810. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially

be significant to the VIE. The enterprise with a controlling financial interest in a VIE, known as the primary beneficiary, consolidates the VIE. See note 6 for additional information.

n) *Share-Based Compensation*

DBAG has a share ownership program granting certain employees of the Corporation stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is initially measured based on the grant-date fair value of the award in accordance with ASC 718, *Compensation – Stock Compensation*. See note 14(c) for additional information.

3) **Fair Value Measurements**

ASC 820, *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard also prioritizes the inputs to valuation techniques used to measure fair value based on whether such inputs are observable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Corporation's market assumptions.

Basis of Fair Value Measurements

The three levels of the fair value hierarchy are described below:

Level 1:   Quoted prices for identical instruments in active markets. An active market requires transactions to occur with sufficient frequency and volume to provide pricing information on an ongoing basis (i.e., the Level 1 liquidity test).

Level 2:   Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3:   Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The hierarchy requires the use of observable market data when available. The Corporation considers relevant and observable market prices in its valuation where possible. For Level 1 classification, the Corporation performs a liquidity test which looks at frequency of trades in a given period.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Corporation manages its exposure to credit risk as it does other market risks and will price, economically hedge and facilitate trades which involve credit risk.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with

reasonable levels of price transparency. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Corporation holds a large position and a sale could possibly impact the quoted price. Certain financial instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Level 3 valuations are generally based on pricing models that generally include at least one significant unobservable input involving management assumptions such as proxy credit, swap spreads, collateral type differences, cash flows, performance, and other inputs.

The transaction price is typically used as the initial best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is calibrated to the transaction price. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

Management judgment is required to value financial instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk adjusted discount rate for financial instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Corporation's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of financial instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

Collateralized agreements and financings

The Corporation elected the fair value option for certain portfolios of collateralized agreements and financings. The election was made as the portfolios are risk-managed and reported for internal purposes on a mark-to-market basis. Such collateralized agreements and financing are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy. Fair value is derived using valuation techniques whereby future cash flows are discounted at the appropriate risk-adjusted discount rate. The risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available (primarily for long-dated repurchase agreements), a proxy discount rate may be used in the valuation.

The following are the different types of the Corporation's financial instruments owned and sold and their related classification in the fair value hierarchy:

U.S. Treasury securities

U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets. U.S. Treasury strips are subject to the Level 1 liquidity test. If a position is determined to be actively traded under the Level 1 liquidity test and quoted prices for identical instruments are available, it is categorized as Level 1 otherwise they are categorized as Level 2. U.S. Treasury strips are generally categorized as Level 2 of the fair value hierarchy as they are typically

valued based on pricing sources with a reasonable level of price transparency or derived from a treasury curve.

U.S. Government agency obligations

U.S. Government agency obligations comprise three main categories consisting of agency-issued debt, agency mortgage pass-through securities, and agency collateralized mortgage obligations (CMOs). U.S. Government agency obligations that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are categorized as Level 2. While agency-issued debt can be either Level 1 or Level 2 depending upon how they are valued (i.e., quoted prices in an active market versus model derived), agency mortgage pass-through securities and agency CMOs, are valued based on broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and are generally categorized as Level 2. If independent prices are not available, these are categorized as Level 3.

Other mortgage-backed securities (MBS)

Private label MBS are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Corporation considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models may be deployed to perform the valuation.

Private label MBS that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are categorized as Level 2. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Asset-backed securities (ABS)

ABS include, but are not limited to, securities backed by aircrafts, auto loans, student loans, and credit card receivables. ABS that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are categorized as Level 2. Valuations are determined using the Corporation's own trading activities for identical or similar instruments. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to collateral type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3.

Other debt securities

Other debt securities consist mainly of corporate bonds, including high yield bonds. Corporate bonds that pass the Level 1 liquidity test are classified as Level 1, otherwise they are classified as Level 2. If pricing or spread data is not available, valuation techniques (i.e., cash flow models) with unobservable inputs are used and the securities are classified as Level 3.

Equities

Exchange-traded equity securities are valued based on quoted prices from the exchange. Exchange-traded equity securities that pass the Level 1 liquidity test are categorized as Level 1. The Corporation defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. Equities that are less actively traded, whereby the

fair values are based upon model-derived prices and quoted market prices for identical or comparable securities, are generally categorized as Level 2.

Non-exchange traded equity securities (i.e., private equity) are typically categorized as Level 2 or Level 3 based on an analysis of recently executed trades and credible range stress assessments. Non-exchange traded equity securities are primarily valued utilizing comparable valuations and multiples on data points observed in the market or recent transactions in the underlying by the Corporation or other market participants. If external prices or significant inputs are unobservable, then valuation techniques such as cash flow analysis are used and are categorized as Level 3.

State and municipal bond obligations

State and municipal bond values are based on observable market prices of recently executed transactions for similar securities of comparable size. State and municipal bonds that pass the Level 1 liquidity test are classified as Level 1, otherwise they are classified as Level 2. If independent prices are not available, these are categorized as Level 3.

Derivatives

Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are actively traded or not. The Corporation generally values exchange-traded derivatives using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange traded derivatives are generally classified within Level 1 of the fair value hierarchy.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Corporation generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence of observability. However, forward settling contracts such as To Be Announced (TBA) securities may be categorized within Level 1 when the contracts are observable through significant daily trading volumes.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Corporation does not have corroborating market evidence of observability to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is based on the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Corporation updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or

dealer quotations, or other empirical market data. In circumstances where the Corporation cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

a) *Recurring Fair Value Measurements*

The following table sets forth by level within the fair value hierarchy financial instruments owned, at fair value, including those pledged as collateral, financial instruments sold, but not yet purchased, at fair value and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2023 (in millions). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets:	Level 1	Level 2	Level 3	Gross amount	Counterparty netting	Total
Collateralized agreements and financings	$ -	60,844	-	60,844	(46,532)	14,312
Financial instruments owned:						
Cash instruments:						
US Treasury securities	10,090	2,274	-	12,364	-	12,364
Other debt securities	1,583	458	9	2,050	-	2,050
Asset-backed securities	24	585	95	704	-	704
State and municipal bond obligations	138	493	65	696	-	696
Other mortgage-backed securities	-	280	90	370	-	370
Equities	75	46	94	215	-	215
US Government agency obligations	-	156	-	156	-	156
Total cash instruments	11,910	4,292	353	16,555	-	16,555
Derivatives:						
Interest rate contracts	-	67	-	67		
Equity contracts	1	-	-	1		
Other contracts	-	6	-	6		
Total derivatives	1	73	-	74	-	74
Total financial instruments owned	11,911	4,365	353	16,629	-	16,629
Total recurring fair value measurements	$ 11,911	65,209	353	77,473	(46,532)	30,941
Liabilities:						
Collateralized agreements and financings	$ -	83,867	170	84,037	(46,532)	37,505
Financial instruments sold, not yet purchased:						
Cash instruments:						
US Treasury securities	6,030	28	-	6,058	-	6,058
Other debt securities	1,317	150	-	1,467	-	1,467
Asset-backed securities	-	24	-	24	-	24
Equities	102	-	-	102	-	102
Total cash instruments	7,449	202	-	7,651	-	7,651
Derivatives:						
Interest rate contracts	-	27	-	27		
Other contracts	-	6	-	6		
Total derivatives	-	33	-	33	-	33
Total financial instruments sold, not yet purchased	7,449	235	-	7,684	-	7,684
Total recurring fair value measurements	$ 7,449	84,102	170	91,721	(46,532)	45,189

b) *Level 3 Financial Assets/Financial Liabilities*

The following table presents the valuation techniques, nature, ranges, and weighted averages of significant unobservable inputs generally used to determine the fair values (in millions) of each type of Level 3 financial asset/financial liability.

	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)[1][2]	Range		Weighted Average
Collateralized agreements and financings	$ -	170	Market approach	Repurchase agreement rate (bps)	496	595	546
Financial instruments owned and financial instruments sold, but not yet purchased:							
Cash instruments:							
Other debt securities	9	-	Discounted cash flow	Credit spread (bps)	359	359	359
Asset-backed securities	95	-	Discounted cash flow	Constant default rate (%)	2	2	2
			Discounted cash flow	Constant prepayment rate (%)	18	18	18
			Discounted cash flow	Credit spread (bps)	362	1,828	785
			Discounted cash flow	Recovery rate (%)	60	60	60
			Price based	Price ($)	49	91	68
State and municipal securities	65	-	Price based	Price ($)	84	122	103
Other mortgage-backed securities	90	-	Discounted cash flow	Credit spread (bps)	283	1347	836
			Price based	Price ($)	3	98	68
Equities	94	-	Price based	Price ($)	3	108	58
Total cash instruments	353	-					
	$ 353	170					

(1) The unobservable price input for equity instruments is price per share, whereas the unobservable price inputs for debt instruments are price as a percentage of par and price relative to the movement from par.

(2) Basis points abbreviated as bps.

The ranges represent the highest and lowest inputs used to value each type of instrument and the weighted averages are calculated by weighting each input by the relative fair value of the instruments. The ranges and weighted averages of these inputs vary across instrument and instrument type, therefore they are not a representation of the appropriateness of inputs to use when calculating the fair value of a particular instrument. In addition, the input range and weighted average values will vary from period-to-period and parameter-to-parameter based on the characteristics of instruments held by the Corporation as of consolidated statement of financial condition date.

The Repurchase Agreement Rate is the annualized rate derived from transactions where two parties agree to buy or sell at pre-determined present and future prices.

The Credit Spread is the primary reflection of creditworthiness of an entity, and represents the premium or yield return above the benchmark reference instrument typically Secured Overnight Financing Rate (SOFR), or relevant treasury instrument, depending upon the asset being assessed), that a bond holder would require for the credit quality difference between that entity and the reference benchmark.

Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value estimate for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash. As a general rule, the effect of the CPR on fair value is reflected in the price of an asset depending on whether the asset is at a discount or premium. In the former, a higher CPR will increase the fair value price; in the latter, it will decrease the fair value price.

The Recovery Rate represents an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will lead to a higher valuation for a given bond position if other parameters are held constant.

The Price input is a significant unobservable input for certain fixed income instruments. For these instruments, the Price input is based on a par value of 100 and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The Price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

c) *Financial Instruments Not Measured at Fair Value*

A majority of the Corporation's financial assets and liabilities are carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at contractual amounts that approximate fair value include cash and cash equivalents, cash segregated under federal and other regulations, certain collateralized agreements and financings, receivables and other financial assets, payables and other financial liabilities, and short-term borrowings. These financial assets and liabilities are classified as Level 2 within the fair value hierarchy due to their liquid or short-term nature, with the exception of cash and cash equivalents, and cash segregated, which are classified as Level 1. For long-term interest-bearing payables, such as long-term debt, the Corporation uses carrying value as a best estimate of fair value given that the interest rates on such debt instruments reset to market rates at regular and frequent intervals. These instruments are classified as Level 3 as they are with affiliates and therefore do not have observable price inputs.

4) **Derivative Activities**

a) *Fair Value, Notional and Offsetting of Derivative Instruments*

The Corporation's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

The following table sets forth the fair value and notional amount of the Corporation's derivative contracts by major contract type as of December 31, 2023 (in millions):

Contract type:	Fair value		Notional amount		
	Assets	**Liabilities**	**Exchange-traded**	**OTC**	**Total**
Interest rate	$ 67	27	12,616	1,339	13,955
Equity	1	-	98	-	98
Other	6	6	-	3,094	3,094
Total gross derivatives	74	33	12,714	4,433	17,147
Net amounts presented in consolidated statement of financial condition	74	33			
Less: Cash collateral received/posted	(2)	-			
Net derivatives	$ 72	33			

While the notional amounts disclosed in the preceding table give an indication of the volume of the Corporation's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The Corporation generally enters into International Swaps and Derivative Association, Inc. (ISDA) master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Corporation requires collateral, cash, or securities in connection with its derivative transactions. Total net derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, if applicable, and have been reduced by the cash collateral received or paid.

The net derivative assets reflected in the preceding table are subject to credit risk which may arise from the failure of a counterparty to perform according to the terms of the contract.

5)   **Collateralized Agreements and Financings**

The Corporation enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance its inventory positions.

a)   *Trading Assets Pledged*

The Corporation pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

b)   *Collateral Received*

As of December 31, 2023, the total fair value of collateral received where the Corporation was permitted to sell or re-pledge, excluding the impact of allowable netting, was $134.5 billion of which $123 billion has been sold or re-pledged as collateral to meet margin requirements at clearing organizations and to facilitate short sales of customers, noncustomers, and the Corporation.

c)   *Offsetting*

Reverse repurchase and repurchase agreements balances as well as securities borrowed and securities loaned balances with the same counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20, *Offsetting,* with the respective interest receivables and payables being reported gross.

The following table presents information about the offsetting of these instruments and related collateral amounts (in millions). See note 4 for information related to offsetting of derivatives.

	Gross amounts	Amounts offset in the statement of financial condition [1]	Net amounts presented on the statement of financial condition	Collateral received or pledged [2]	Net exposure [3]
Assets:					
Collateralized agreements and financings:					
Securities purchased under agreements to resell	$ 124,989	(82,418)	42,571	(42,571)	-
Securities borrowed	13,001	(1,120)	11,881	-	11,881
Total	$ 137,990	(83,538)	54,452	(42,571)	11,881
Liabilities:					
Collateralized agreements and financings:					
Securities sold under agreements to repurchase	$ 133,845	(82,418)	51,427	(51,427)	-
Securities loaned	1,287	(1,120)	167	(167)	-
Total	$ 135,132	(83,538)	51,594	(51,594)	-

[1] Includes collateral subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

[2] Includes collateral subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45, but would be eligible for offsetting to the extent that an event of default occurs. Collateral is reflected at fair value, but has been limited to the net asset or liability by counterparty.

[3] Remaining exposures continue to be secured by collateral, but the Corporation may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table sets forth a disaggregation of the gross obligation of collateralized financings by type of collateral with the remaining contractual maturities of such financings as of December 31, 2023 (in millions).

	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase:					
US Treasury securities	$ 96,072	10,801	4,194	66	111,133
US Government agency obligations	9,411	4,700	700	650	15,461
Other debt securities	3,746	-	571	695	5,012
State and municipal securities	1,243	-	-	-	1,243
Asset-backed securities	644	-	-	-	644
Other mortgage-backed securities	352	-	-	-	352
Total [1]	111,468	15,501	5,465	1,411	133,845
Securities loaned:					
US Treasury securities	1,251	-	-	-	1,251
Other debt securities	26	-	-	-	26
Equity securities	10	-	-	-	10
Total	1,287	-	-	-	1,287
Total collateralized financings	$ 112,755	15,501	5,465	1,411	135,132

[1] The Corporation is permitted to sell or re-pledge $91.8 billion.

6)   **Variable Interest Entities**

In connection with its underwriting and market making activities, the Corporation purchases and sells variable interests in VIEs that comprise primarily MBS and ABS issued by third-party sponsored VIEs. In addition, the Corporation may also underwrite and hold securities issued by VIEs that are created by an affiliate of the Corporation in connection with the affiliate's securitization activities.

a) VIE Consolidation Analysis

The Corporation consolidates VIEs for which it is the primary beneficiary. The Corporation determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related-party relationships. The Corporation continuously reassesses its initial evaluation of an entity as a VIE to determine whether the VIE determination has changed. The Corporation reassesses its determination of whether the Corporation is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Corporation's assessment.

b) Consolidated VIEs

As of December 31, 2023, the Corporation did not consolidate any VIEs as the Corporation was not the primary beneficiary of any VIE.

c) Nonconsolidated VIEs

As of December 31, 2023, the Corporation held an equity interest in a VIE, DB Municipal Holdings LLC (DB Muni). The Corporation has not consolidated DB Muni as the Corporation was not the primary beneficiary. DB Muni, which is accounted for under the equity method, purchases tax-exempt municipal bonds financed by affiliates in order to receive interest income. As of December 31, 2023, the carrying amount of the equity interest was $29 million and is included in other assets on the consolidated statement of financial condition. The Corporation's maximum exposure to loss is limited to the carrying value of its investment.

The Corporation also holds variable interests in VIEs including debt securities and other financial instruments issued by third-party sponsored VIEs of which the Corporation determined it is not the primary beneficiary. Therefore, the Corporation is not required to consolidate these VIEs. The Corporation's exposure to loss as a result of its involvement is generally limited to its interests in these

VIEs. The following table sets forth the carrying amounts of variable interests held in nonconsolidated VIEs and the Corporation's maximum exposure to loss as of December 31, 2023 (in millions).

		Fair value of variable interests held	Maximum exposure of debt interests
Asset-backed securities	$	704	704
Other mortgage-backed securities		370	370
	$	1,074	1,074

The carrying values of variable interests in nonconsolidated VIEs in the preceding table are included in financial instruments owned, at fair value, on the consolidated statement of financial condition. The Corporation's maximum exposure to loss does not reflect the effect of economic hedges that are held to mitigate the risks associated with these variable interests. In addition, the Corporation has not provided any other support to the VIEs during the year that was not contractually required.

7) **Receivable from and Payable to Customers and Brokers, Dealers, and Clearing Organizations**

The following table summarizes amounts receivable from and payable to customers as of December 31, 2023 (in millions).

		Receivable	Payable
Securities failed to deliver/receive	$	40	462
Margin balances		17	2,422
	$	57	2,884

The following table summarizes amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2023 (in millions).

		Receivable	Payable
Receivable from/payable to clearing organizations[1]	$	2,877	3,011
Securities failed to deliver/receive		684	645
Receivable from/payable to broker-dealers		419	-
Other[2]		54	91
	$	4,034	3,747

[1] Includes cash deposits to satisfy various collateral and margin requirements and unsettled transactions, presented on a net basis.

[2] Includes cash collateral paid or received from initial and variable margin related to uncleared OTC derivative transactions where the Corporation acts on a principal basis.

8) **Payables – Loans**

The Corporation has access to funding wherein it may borrow cash directly from DBAG and indirectly through DB USA.

The following table summarizes the Corporation's short-term borrowings and long-term debt as of December 31, 2023 (in millions):

	Related party	Total	Weighted average interest rate
Short-term borrowings	$ 1,261	1,261	6.16 %
Long-term debt	182	182	5.27
Total loans payable	$ 1,443	1,443	

9) **Other Assets and Other Liabilities**

The significant components of the Corporation's other assets and other liabilities as of December 31, 2023, were as follows (in millions):

Other Assets:		
Accounts receivable and accrued interest and dividends	$	571
Current income tax receivable		322
Deferred tax assets		283
Other investments		34
Premises and equipment		23
Prepaid expenses		9
Other intangible assets		7
Other assets		106
	$	1,355
Other Liabilities:		
Accrued compensation and benefits	$	685
Accounts payable and accrued interest and dividends		606
Other accrued expenses		34
Lease liabilities		18
Other liabilities		96
	$	1,439

(Continued)

a) Premises and Equipment

The following table summarizes the composition of premises and equipment as of December 31, 2023 (in millions):

		Owned	Leased	Total
Buildings	$	-	48	48
Leasehold improvements		30	-	30
Furniture and equipment		46	-	46
Total	$	76	48	124
Less: accumulated depreciation		69	32	101
Carrying value	$	7	16	23

Leases - the Corporation leases real estate for use in its operations under operating leases. The Corporation's leases have remaining lease terms ranging from less than 1 year to 7 years, some of which include options to extend or to terminate the leases. For the majority of leases entered into, the Corporation has concluded it is not reasonably certain that it would exercise the options to extend the lease or terminate the lease. Therefore, as of the lease commencement date, the lease terms generally do not include these options. The Corporation includes options to extend the lease when it is reasonably certain that it will exercise those options.

The following table presents the supplemental information as of December 31, 2023 (in millions).

Supplemental statement of financial condition information:		
Operating lease right-of-use assets[1]	$	16
Operating lease liabilites[2]		18
Weighted average remaining lease term - operating leases		5.1 years
Weighted average discount rate - operating leases		3.94%

[1] Included within Other assets on the consolidated statement of financial condition.

[2] Included within Other liabilities on the consolidated statement of financial condition.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2023 are presented in the following table (in millions).

Year ended:		
2024	$	7
2025		3
2026		3
2027		3
2028		3
2029 and thereafter		2
Total lease payments	$	21
Less: imputed interest		3
Present value of lease liabilities	$	18

b) *Other Intangible Assets*

The following table summarizes the composition of other intangible assets as of December 31, 2023 (in millions).

Software	$	75
Exchange memberships		2
Total		77
Less: accumulated amortization		70
Carrying value	$	7

10) **Related Party Transactions**

The Corporation participates in related party transactions with certain of its subsidiaries and affiliates. These transactions include collateralized financing transactions, prime brokerage services, derivatives clearing, trading management services, advisory services, charges for operational support services, and the borrowing and lending of funds. With the exception of lease-related expense allocations, discussed below, and subordinated liabilities, these transactions are generally short-term in nature and are entered into in the ordinary course of business. Related party financing transactions are also discussed in note 8.

In the normal course of business, the Corporation may provide services to affiliates. These services include trading management, sales and marketing, administrative support, advisory, operational support, consulting, information technology and research.

The Corporation's principal place of business is provided by an affiliate under an arrangement that does not contain a lease for accounting purposes, and accordingly, no ROU asset is recognized on the Corporation's consolidated statement of financial condition.

a) Related Party Assets and Liabilities

The following table sets forth assets and liabilities with related parties as of December 31, 2023 (in millions):

Assets:		
Cash and cash equivalents [1]	$	74
Cash segregated under federal and other regulations		166
Securities purchased under agreements to resell		39,186
Securities borrowed		1
Financial instruments owned, at fair value		109
Receivables from brokers, dealers, and clearing organizations [2]		3,017
Receivables from customers [3]		6
Receivables from noncustomers		1
Other assets [4]		653
Total assets	$	43,213
Liabilities:		
Securities sold under agreements to repurchase	$	14,076
Securities loaned		12
Payables to noncustomers		1,113
Payables to customers [3]		1,328
Payables - loans		1,443
Payables to brokers, dealers and clearing organizations [2]		298
Financial instruments sold, but not yet purchased, at fair value		32
Other liabilities [5]		512
Total liabilities	$	18,814

[1] Cash and cash equivalents relates to cash accounts and deposits held at affiliates.

[2] Receivable from and payable to brokers, dealers, and clearing organizations relate to margin balances held at affiliate brokers for trades executed on foreign exchanges where the Corporation is not a member.

[3] Receivable from and payable to customers relate to transactions between the Corporation and DBAG affiliates on behalf of affiliates' customers.

[4] Other assets include current income tax receivable due from affiliates of $322 million.

[5] Other liabilities include accounts payable of $400 million.

11) Risk Factors

a) Market Risk

Market risk is the potential loss the Corporation may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk arising from changes in interest rates, credit spreads, foreign exchange rates, equity prices, and commodity prices. The Corporation's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held; absolute and relative market rates; as well as volatility and liquidity. The Corporation manages market risk through a market risk management framework, policies, limits as well as management information systems and reporting. A significant factor influencing the overall level of market risk to which the Corporation is exposed is its use of hedging techniques to mitigate such risk. As an independent risk function, Market Risk Management (MRM) implements the framework to systematically identify, assess, monitor and report the Corporation's market risk and to support its effective management and mitigation. In this capacity, MRM works closely with risk takers in the business units and other control and support groups to ensure

that the business units optimize the risk/reward relationship and do not expose the Corporation to unacceptable losses outside of the Corporation's risk appetite.

b) *Credit Risk*

The Corporation acts as an FCM and a dealer of securities in global capital markets and, consequently, incurs counterparty credit risk. Credit risk is measured by the loss the Corporation would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Corporation's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Corporation has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Corporation's exposure to counterparty credit risk. The Corporation may require counterparties to submit additional collateral when deemed necessary. The Corporation also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Corporation controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

For derivative products, credit risk exposure is measured based on mark-to-market values instead of the notional amounts which are not representative of the associated credit risk. The credit risk associated with exchange-traded futures and options (F&O) contracts and cleared OTC positions is largely mitigated as they are cleared by CCPs. Exchange-traded F&O contracts require the daily settlement of changes in mark-to-market values, while the changes in mark-to-market values of cleared OTC positions are met with variation margin on a daily basis. For both exchange-traded F&O contracts and cleared OTC positions, initial margin posted to the CCP is a potential source of credit risk. Uncleared or bilaterally settled derivative transactions are negotiated contractual commitments possessing greater exposure to counterparty credit risk unless they are subject to regulation or contractually-mandated margin requirements for non-centrally cleared derivatives that require the posting of initial margin by the client in addition to any variation margin.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual obligations to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Corporation regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Corporation monitors credit risk on both an individual and group counterparty basis. The Corporation minimizes this risk through credit reviews, approvals, limits, as well as monitoring reports and procedures.

As an independent risk function, Credit Risk Management (CRM) adheres to a regional framework of global risk management principles to measure, aggregate, and report on the Corporation's credit risk and support its effective management and mitigation. CRM works with the lines of business to ensure the Corporation transacts with clients based on proper client due diligence; manages concentration risk at a counterparty, product, country and industry level; actively mitigates concentration risk through collateralization and/or hedging; and allocates credit risk appetite by considering sustainable risk/return. Weaknesses within the Corporation's credit risk management and control processes could expose the Corporation to financial losses, regulatory action, or reputational damage.

c) *Non-financial Risk*

The Corporation is exposed to non-financial risk arising from errors, whether inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. In addition, on a daily basis, the Corporation is highly dependent on its ability to process a large number of transactions in securities, repurchase agreements, and listed derivative products predominantly in U.S. dollars. Management relies heavily on financial, accounting, and other data processing systems and controls, some of which include manual processing components. The Corporation could be subjected to financial loss, disruption to the Corporation's business or clients, regulatory action, or reputational damage if any of these processes, systems or controls are disabled, compromised, or not designed and operating effectively.

The Corporation is also dependent on its employees to conduct the Corporation's business in accordance with applicable laws, regulations and generally accepted business standards. Employee misconduct, which includes but is not limited to, market and client related conduct, fraud and unauthorized trading, could result in a material impact to the Corporation in the form of financial losses, regulatory action, reputational damage, or client attrition impacting the Corporation's financial condition.

The Corporation is dependent on Compliance controls and surveillance processes, as well as internal control processes that are aimed at ensuring the proper conduct of its businesses and services as well as preventing market abuse, insider dealing, and conduct breaches and are, from time to time, subject to regulatory reviews and/or inquiries in certain jurisdictions.

The Corporation is exposed to anti-money laundering (AML) and know-your client (KYC) related risks and implements controls to adhere to applicable laws and regulations. AML related breaches could result in material impacts. Furthermore, AML and KYC processes and controls aimed at preventing misuse of products and services to commit financial crime, continue to be the subject of regulatory reviews, investigation, and enforcement actions.

The Corporation depends on its third parties to conduct their delivery of services in compliance with applicable laws, regulations and in accordance with the contractual terms and service levels they have agreed with the Corporation. If third parties do not conduct business in accordance with these standards, the Corporation may be exposed to material losses and could be subject to regulatory action or litigation as well as be exposed to reputational damage.

The Corporation is subject to a number of legal and regulatory enforcement proceedings and tax examinations. The outcome of these proceedings is difficult to predict and may substantially and adversely affect DBAG's and the Corporation's planned results of operations, financial condition, and reputation.

In July 2023, the bank entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, a prior correspondent banking relationship and remedial agreements and obligations related to risk management issues. Both the Consent Order and Written Agreement require the bank to comply with and effectuate certain remedial undertakings. To the extent the Bank does not comply with such undertakings, it may face additional regulatory action, including further civil monetary penalties and business restrictions.

d) *Other Risks*

Timely and successful achievement of the Corporation's strategic targets or aspirations may be adversely impacted by reduced revenue-generating capacity of some of the bank's core businesses should downside risks crystallize. These risks include but are not limited to the uncertain future path of inflation and central bank's policies on interest rates, a deteriorating macroeconomic environment, the recent idiosyncratic defaults, the Israel-Gaza conflict and Russia/Ukraine war with both having escalation potential, elevated geopolitical risks, tensions and the political risks associated with the 2024 U.S. election, cyber events, the ongoing headwinds posed by regulatory reforms and the effects on the Corporation's legal and regulatory proceedings. A key focus in 2023 was the persistently high inflation which drove further monetary tightening, risks of a higher-for-longer interest rate environment and generally tighter financial conditions. Towards the end of the year, evidence of waning inflation pressure led to a repricing of market expectations with respect to earlier and more significant central bank rate cuts in 2024 accompanied by an easing of financial conditions. However, the path of monetary policy normalization remains somewhat uncertain with central banks signaling that market expectations of early rate cuts this year may be too optimistic in light of remaining inflation risks. In addition, there were episodes of significant market volatility particularly around selective failures and/or restructurings in the U.S. banking sector as well as increasing pressure on the commercial real estate market, particularly in the U.S. office sector. Volatility in capital markets also increases the risk of idiosyncratic counterparty events both directly and indirectly, for example shortfalls under securities financing transactions. Overall, these trends could continue to drive high levels of uncertainty and could result in fluctuations in the results of the Corporation's operations, strategic plans, and financial targets.

Geopolitical

Geopolitical developments may also pose risks as the geoeconomic competition between the U.S. and China remains intense. Recently, although in connection with the ongoing war in Ukraine, the U.S. sanctioned several Chinese and Russian companies adding to the tensions between the two countries.

Amidst the continued war in Ukraine further sanction packages have been introduced in 2023. Against this backdrop, the Russian government and economy could further resort to activity aimed at circumventing the sanctions imposed, intentionally or unwittingly facilitated through economic operators in the West. It may be challenging for the bank to identify such activity and protect the bank against the potential regulatory and reputational impacts of such illicit activity in all cases. Against the challenging sanctions backdrop, banks may also be dragged into economic disputes of counterparties which could result in costs or losses which would not occur in the normal course of business.

Several regulators have also imposed further sanctions against individuals and entities with suspected ties to terrorism following the conflict in Israel-Gaza which began in October 2023. The bank manages these sanctions with enhanced communications, guidance, and operational support led by AFC's Sanctions & Embargoes team. To control this risk, transactions are filtered, client and counterparty data is screened, trade in sanctioned financial instruments is restricted, and further measures such as rejecting or freezing a transaction, restricting client activities, or exiting a client relationship are taken.

Liquidity

Early 2023 was a turbulent period for banks driven by failure or restructuring of several U.S. regional banks and one major European bank. While the liquidity environment has improved since the start of 2023, the geopolitical and economic environment could have an adverse impact on Deutsche Bank's credit spread levels, liquidity metrics or the bank's rating in the future. Deutsche Bank maintained investment grade ratings with all leading credit rating agencies through the year 2023 and was also

upgraded by Fitch, DBRS and S&P by one notch each. The bank demonstrated strong liquidity and funding metrics which were well above the regulatory requirements and internal risk appetite, providing a strong basis to manage, if required, through future periods of market volatility or stress.

Despite investment grade credit ratings, the Corporation's potential risks remain that its liquidity, business activities and profitability may be adversely affected by inability to access the debt capital market and funds from its affiliates or to sell assets during periods of market-wide or firm-specific liquidity constraints.

Similarly, liquidity risk could arise from lower value and marketability of Deutsche Bank's liquidity assets, impacting the amount of proceeds available for covering cash outflows during a stress event. Additional haircuts may be incurred on top of already impaired asset values. Moreover, securities might lose their eligibility as collateral necessary for accessing Central Bank facilities, as well as their value in the repo/wholesale funding market. At the same time, the Group's liquidity position may also be impaired in situations where its counterparty on e.g., a derivative contract is not current on an obligation to post collateral, in which case the Corporation must cover the shortfall through other means. This situation may arise due to circumstances unrelated to its businesses such as current geopolitical or macroeconomic conditions and hence outside of its control.

Technology, Data and Innovation

The Corporation operates in an environment with increasing levels of digitization and a continually evolving threat landscape related to information security. Financially motivated and other cyber-attacks like ransomware or denial of service, can be observed as a persistent threat across industries and are expected to become more frequent. Cyber-attacks and other internet crime could result in material losses of client or customer information, reputational damage and lead to regulatory penalties and financial losses.

The Corporation's cybersecurity threats are mainly related to the risk of breaches in confidentiality, integrity or availability of the banks or clients' information, which includes breaches of the security of third party vendors' computer systems due to unauthorized access to networks or resources, the introduction of computer viruses or malware, or other forms of cybersecurity attacks or incidents, including regulatory, geopolitical, operational and third party risk.

Digital transformation, artificial intelligence and quantum computing also raise concerns about data privacy, security, and other information security risks. As artificial intelligence becomes more widespread and accessible, there are also increased risks to cyber-security: denial of service, the criminal use of deepfakes and more sophisticated social engineering attacks. Cybercrime groups also reach the capability to use machine learning techniques to automate the deployment and operation of malware campaigns.

The Corporation may face operational risks arising from failures in the control environment including errors in the performance of its processes or security controls, as well as loss of data, which may disrupt the bank's business and lead to material losses. At the same time, the bank may also face risks of material losses or reputational damage if services are not provided as agreed or in line with internal standards.

Reliance on third parties' products and services that support critical operations can affect the bank's risk posture, because it can be the target of new and evolving information security attacks. This risk, along with increased regulatory requirements, has necessitated detailed oversight and continuous monitoring of third-party security as well as the continued maturing of the bank's technology driven

third party security capabilities. The Corporation manages information security third-party risk by means of its global third-party risk management program, which includes requisite obligations of information security controls, as applicable.

12) Commitments and Contingencies

a) Commitments

Underwriting commitments – in the normal course of business, the Corporation enters into securities underwriting transactions. There were no commitments relating to such underwritings open as of December 31, 2023.

Forward secured financings – the Corporation had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $28 billion and repurchase agreements of $29.4 billion as of December 31, 2023.

Membership commitments – as a member of the Fixed Income Clearing Corporation (FICC), the Corporation has a commitment to provide additional liquidity resources under the Capped Contingency Liquidity Facility (CCLF) by entering into resale agreements in the event of default of a significant netting member of the FICC. Membership commitments under the CCLF are determined bi-annually based on an allocation of potential cash settlement obligations arising from general trade volume on the exchange (Regular Amount) as well as additional liquidity needs incurred by a member in excess of the Regular Amount during a six-month look-back period. As of December 31, 2023, the maximum amount of the Corporation's commitment to FICC under the CCLF was $8.2 billion while the carrying amount of the Corporation's contingent obligations was zero.

Other commitments –guaranteed employee bonuses of $22 million as of December 31, 2023.

b) Legal Contingencies

The Corporation operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Corporation is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450, Loss Contingencies, the Corporation will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Corporation cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Corporation continues to assess such matters and believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Corporation.

The Corporation does not record an accrual and discloses significant matters where an estimate can be made and it is at least a reasonable possibility that a loss or an additional loss may have been incurred. As of December 31, 2023, the Corporation's estimated exposure for such matters was approximately $103 million.

This figure includes contingent liabilities on matters where the Corporation's potential liability is joint and several and where the Corporation expects any such liability to be paid by a third party.

This reasonably possible estimated loss, as well as any provisions taken, are based upon currently available information and are subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Corporation, particularly at the preliminary stages of matters, and assumptions by the Corporation as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove to be incorrect. Moreover, estimates of reasonably possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Corporation must exercise judgment and make estimates.

The matters for which the Corporation determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Corporation believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Corporation's potential maximum loss exposure for those matters.

The Corporation may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Corporation believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Corporation may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

The actions against the Corporation as of December 31, 2023 include matters for which the Corporation has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, but are not limited to, the following (listed in alphabetical order):

CDS Auction Final Price Class Action Litigation

On June 30, 2021, plaintiff New Mexico State Investment Council (NMSIC) filed a class action complaint in the United States District Court for the District of New Mexico against DBSI and nine other CDS-dealer banks alleging that from 2005 to present the defendants colluded to manipulate the CDS final auction price in violation of federal antitrust laws. Specifically, NMSIC alleges the defendants as leading CDS market dealers colluded to submit coordinated initial market prices, the midpoint of which is used to determine the final auction price on CDS of defaulted bonds. On April 5, 2022, defendants filed a motion to dismiss, which was denied on June 5, 2023. On November 2, 2023, defendants filed in the United States District Court for the Southern District of New York a motion to enforce the settlement in a prior CDS class action litigation as barring some or all of the New Mexico class action. The same day, defendants moved to stay the New Mexico case pending the outcome of the proceedings in New York. The motion to stay the New Mexico case was granted. On January 26, 2024, the New York court granted defendants' motion to enforce and enjoined plaintiffs from pursuing any claims based on conduct occurring before June 30, 2014. By no later than March 4, 2024, the parties must file a joint status report in the New Mexico court discussing whether and to what extent they believe discovery may proceed.

Corporate Securities Matters

The Corporation regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and is from time to time named as a defendant in litigation commenced by investors relating to those securities.

The Corporation, along with numerous other financial institutions, was a defendant in a consolidated putative class action lawsuit pending in the United States District Court for the District of New Jersey. The complaint asserted claims against the Corporation under Sections 11 and 12 of the Securities Act of 1933, as amended, for alleged misstatements and omissions in the offering documents attendant to Valeant Pharmaceuticals International, Inc.'s (Valeant) issuance of senior notes in January 2015 and March 2015 (the Note Offerings), as well as Valeant's secondary offering of common stock in March 2015 (the Stock Offering). The Corporation acted as one of several initial purchasers of the Note Offerings and as one of several underwriters of the Stock Offering. On December 15, 2019, plaintiffs entered into a class settlement with all defendants (except for PricewaterhouseCoopers LLP), including the Corporation. The class settlement by its terms, extinguishes all claims against the settling defendants for a settlement amount of $1.2 billion (to be paid fully by Valeant, without contribution from the Corporation or any underwriters). On February 5, 2021 the district court entered an order and final judgment dismissing all claims against the Corporation with prejudice. There are no longer any pending objections to the order and final judgment, and the time to appeal has lapsed.

The Corporation and other financial institutions were also defendants in a class action lawsuit pending in the Superior Court of Quebec asserting statutory and civil claims against the Corporation for misrepresentations in primary market disclosures. On August 4, 2020, Valeant entered into a settlement of this matter with plaintiffs, on behalf of all remaining defendants, for a settlement amount of CAD 94 million (to be fully paid by Valeant, without contribution from the Corporation or any underwriters). The court approved the settlement on November 16, 2020. On January 2, 2018, several pension funds filed an additional suit in the District of New Jersey against Valeant and others, including the Corporation, asserting a negligent misrepresentation claim against the Corporation and another financial institution in connection with the March 2015 Note Offering. On September 26, 2018, the District of New Jersey dismissed the sole claim against the Corporation, and on July 13, 2020, the action was dismissed with prejudice pursuant to a settlement agreement between the plaintiffs and Valeant under which the company and other underwriters received a full release. On January 4, 2018, a hedge fund and related entities filed suit in the Southern District of New York against Valeant and others, including the Corporation. The complaint asserts claims under Sections 11 and 12 of the Securities Act of 1933 in connection with the March 2015 Stock Offering. The action was transferred to the District of New Jersey, and discovery is now complete. On May 22, 2023, the Special Master recommended that the motions for summary judgment filed by plaintiffs and defendants be granted in part and denied in part. On January 2, 2024, the District Court issued opinions adopting in part and modifying in part the Special Master's reports and recommendations. The District Court's opinions did not address objections filed by the Underwriter Defendants, and so, on January 5, 2024, the Underwriter Defendants filed a letter asking the Court to review and consider those objections. In connection with its role as an initial purchaser in the Note Offerings and an underwriter in the Stock Offering, the Corporation received a customary indemnification agreement from Valeant as issuer.

On March 7, 2022, plaintiff filed a class action complaint against Rivian Automotive, Inc. (Rivian), several current and former Rivian executives (Rivian Executives), the Corporation, and other financial institutions related to Rivian's November 2021 initial public offering (IPO). On July 22, 2022, the appointed lead plaintiff filed a consolidated class action complaint. The consolidated complaint asserted

claims against the Corporation under Sections 11 and 12 of the Securities Act of 1933, as amended, for alleged misstatements and omissions in the offering documents attendant to Rivian's IPO. The Corporation acted as one of several underwriters of the IPO. On August 29, 2022, both the Corporation and the other financial institution underwriters (Underwriter Defendants) and Rivian and the Rivian Executives (Rivian Defendants) filed two motions to dismiss, which were granted without prejudice on February 16, 2023. On March 2, 2023, plaintiff filed an amended consolidated class action complaint against the Underwriter Defendants and Rivian Defendants. On March 16, 2023, the Underwriter Defendants and Rivian Defendants filed two motions to dismiss, which were denied on July 3, 2023. Discovery in the action is ongoing, and plaintiff filed a motion for class certification on December 1, 2023. A hearing on plaintiff's motion for class certification has been set for May 10, 2024. In connection with its role as an underwriter in the IPO, the Corporation received a customary indemnification agreement from Rivian.

Employment Litigation

The Corporation has been named as respondent in a FINRA arbitration brought by two former Client Advisors in the Private Client Group for fraud in the inducement and violations of FINRA Rule 2010 in connection with the sale of the Private Client Group to Raymond James Financial, Inc. (together with affiliates, Raymond James). This business was sold in September of 2016 and the claimants alleged that the Corporation induced them to transition their employment and business to Raymond James through misleading representations that they would be allowed to continue servicing their existing clients. Subsequent to their transition, the claimants alleged that they were not allowed to transact business with their client base and their business was adversely impacted as a result. Claimant's lost a similar claim brought in FINRA against Raymond James. Discovery is ongoing and the hearing is now scheduled for November 2024.

The Corporation has been named as a counter-claim respondent in a FINRA arbitration by a former Client Advisor in the Private Client Group, alleging that the U.S. Private Client Services (PCS) hiring manager induced him to bring confidential information from his former employer to the Bank, resulting in his being enjoined from contacting his clients for a year. The former Client Advisor claims loss of revenue and continuing damages as a result of the loss of business allegedly caused by this event. The Corporation has a claim against the former Client Advisor for an unpaid employee loan. Four days of hearings were held in October 2022 and October 2023, but the matter was not concluded. One day of hearing was held January 8, 2024. Additional days are to be scheduled in February and March 2024.

Federal Reserve Consent Order and Written Agreement Relating to Control Enhancement Undertakings

On July 19, 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas and DWS USA Corporation entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The Consent Order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior Consent Orders the Bank entered into with the Federal Reserve dated November 4, 2015, and May 26, 2017, respectively. The Written Agreement alleges various deficiencies in governance, risk management, and internal controls across the Bank's U.S. Operations, and finds that the Bank must continue to implement additional improvements. The Consent Order requires the Bank to pay a civil monetary penalty of U.S. $186 million, including U.S. $140 million for the violations alleged with respect to the post-settlement

sanctions and embargoes and AML control enhancement undertakings, as well as a separate penalty of U.S. $46 million for unsafe or unsound practices stemming from the Bank's handling of its legacy correspondent banking relationship with Danske Bank Estonia, which was terminated in October 2015. The Written Agreement does not include a civil monetary penalty. Both the Consent Order and Written Agreement include certain post-settlement remediation and reporting undertakings.

FinCEN, SEC and CFTC AML Controls Investigations

The Corporation has received inquiries from the Financial Crimes Enforcement Network (FinCEN), the U.S. Securities and Exchange Commission (SEC), and the U.S. Commodity Futures Trading Commission (CFTC) regarding the Bank's compliance with relevant anti-money laundering (AML) laws and regulations, including with respect to transaction monitoring and trade surveillance controls and related escalation and reporting procedures. The FinCEN investigation concerns the Corporation's AML controls across all business lines, whereas the SEC and CFTC investigations concern AML controls relevant to the Corporation's SEC and CFTC regulated business lines and products, respectively. The Corporation is cooperating with these investigations.

Interbank and Dealer Offered Rates

In August 2020, plaintiffs filed a non-class action in the U.S. District Court for the Northern District of California against several financial institutions, including DBAG and the Corporation, alleging that U.S. Dollar LIBOR has been suppressed through the present. On September 13, 2022, the court granted the defendants' motion to dismiss, but granted plaintiffs leave to amend. On October 5, 2022, plaintiffs filed an amended complaint. On November 4, 2022, defendants, including DBAG and the Corporation, filed motions to dismiss the amended complaint. On October 10, 2023, the court granted the defendants' motions to dismiss, entered judgment, and closed the case. On November 8, 2023, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit. Plaintiffs filed an amended notice of appeal on November 9, 2023. Plaintiffs filed their opening brief in the appeal on January 25, 2024.

DBAG has previously entered into settlements with U.S. and foreign government entities to resolve investigations into misconduct concerning the setting of certain interbank offered rates. The Corporation is not a named party to these settlements; however, the settlements may have an impact on the Corporation's ability to defend against associated litigations.

Interest Rate Swaps (IR Swaps) Market

On October 5, 2016, the CFTC issued a subpoena to DBAG and its affiliates, including the Corporation, seeking documents and information concerning the trading and clearing of IR Swaps. DBAG has cooperated fully in response to the subpoena and requests for information.

DBAG and the Corporation are defendants, along with numerous other IR Swaps dealer banks, in a multi-district antitrust civil class action filed in the United States District Court for the Southern District of New York involving putative class and competitor claims. The class action plaintiffs are consumers of IR Swaps. Competitor trading platforms TeraExchange, Javelin and TrueEx have also filed individual lawsuits. All of the cases have been consolidated for pretrial purposes. The plaintiffs filed second consolidated amended complaints on December 9, 2016, alleging that the banks conspired with TradeWeb and ICAP to prevent the establishment of exchange-traded IR Swaps. On July 28, 2017, defendants' motions to dismiss the second consolidated amended complaints were granted in part and denied in part. Class plaintiffs filed the Third Consolidated Amended Class Action Complaint on May 30, 2018. On August 7, 2018, TrueEx filed an amended complaint, which defendants moved to dismiss

on August 28, 2018. On November 20, 2018, the court granted in part and denied in part defendant's motion to dismiss the amended TrueEx complaint. Class plaintiffs filed the Fourth Consolidated Amended Class Action complaint on March 22, 2019. Fact discovery in all cases closed on April 10, 2019. On December 15, 2023, the District Court denied the class action plaintiffs' motion for class certification, holding that individual issues would predominate and a class was therefore not appropriate. On December 28, 2023 the class action plaintiffs filed a petition to the Second Circuit Court of Appeals pursuant to Rule 23(f) seeking a review of the District Court's class action decision. Defendants opposed that petition on January 8, 2024. The petition remains pending at the Second Circuit. In the meantime, the District Court has extended further deadlines in the trial court litigation until the later of: (a) the Second Circuit's decision on class plaintiffs' Rule 23(f) petition, or (b) April 13, 2024, whichever is later.

Mortgage-Related and Asset Backed Securities Matters and Investigation

Issuer and Underwriter Civil Litigation, The Corporation, along with certain affiliates (collectively referred to in these paragraphs as Deutsche Bank), has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of residential mortgage-backed securities (RMBS) and other asset-backed securities. These cases, described in the following paragraphs allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

The Corporation is a defendant in an action related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for Citizens National Bank and Strategic Capital Bank (alleging an unspecified amount in damages against all defendants). In this action, the appellate court reinstated claims previously dismissed on statute of limitations grounds and petitions for rehearing and certiorari to the U.S. Supreme Court were denied. On July 31, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 14, 2017. On October 18, 2019, defendants' motion to dismiss was denied. On May 13, 2022, the FDIC voluntarily dismissed its claim with respect to one of the RMBS offerings and Deutsche Bank filed a motion for summary judgment seeking dismissal of the remaining claim. Deutsche Bank's motion has been fully briefed as of July 8, 2022. Discovery is stayed pending resolution of Deutsche Bank's motion.

In the actions against the Corporation solely as an underwriter of other issuers' RMBS offerings, the Corporation has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now, or may in the future be, in bankruptcy or otherwise defunct.

Off-Channel Communications Investigations

On September 27, 2022, the U.S. Securities and Exchange Commission (SEC) and the U.S. Commodity Futures Trading Commission (CFTC) announced resolutions with multiple financial institutions including Deutsche Bank Securities Inc. (DBSI), DWS Investment Management Americas, Inc. (DIMA) and DWS Distributors, Inc. (DDI and, together with DIMA, DWS), and Deutsche Bank AG (DBAG and collectively with DBSI, the Bank), with respect to industry-wide investigations regarding compliance with record retention requirements applicable to broker-dealer firms, investment advisers, swap dealers, and futures commission merchants. The SEC and CFTC found that the Bank and DWS, as applicable, did not maintain certain electronic communications required to be maintained pursuant to their respective record retention obligations because the communications were sent or received by

employees over unapproved electronic messaging channels from personal devices. The SEC and CFTC also found related supervisory failures. Under these resolutions, DBSI and DWS paid a $125 million aggregate civil monetary penalty to the SEC, and DBSI paid $75 million civil monetary penalty to the CFTC. As part of the resolutions, the Bank and DWS have hired a compliance consultant to conduct a review of relevant policies and procedures, trainings, surveillance measures, technological solutions, and disciplinary framework. In March 2023 the compliance consultant submitted a report to the SEC and CFTC with findings and recommendations, and the consultant will return to evaluate implementation of the recommendations in March 2024, and then submit a second report to the regulators.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations

DBAG received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. DBAG is cooperating with these investigations.

On December 6, 2022, the European Commission sent a Statement of Objections to DBAG regarding a potential breach of EU antitrust rules in relation to secondary market trading of Euro-denominated SSA bonds, Sovereign bonds, Covered bonds, and Government guaranteed bonds. DBAG proactively cooperated with the European Commission in this matter and as a result was granted immunity. The sending of a Statement of Objections is a step in the European Commission's investigation and does not prejudge the outcome of the investigation, which is ongoing.

DBAG is a defendant in a putative class action filed on December 9, 2022, in the U.S. District Court for the Southern District of New York by alleged direct market participants claiming a violation of antitrust law related to alleged manipulation of the secondary trading market for Euro-denominated Sovereign bonds. The complaint seeks treble damages and attorneys' fees. The case is in the early stages.

DBAG is also a defendant in putative class actions filed on November 7, 2017, and December 5, 2017 in the Ontario Superior Court of Justice and Federal Court of Canada, respectively, claiming violations of antitrust law and the common law relating to alleged manipulation of secondary trading of SSA bonds. The complaints seek compensatory and punitive damages. On July 20, 2022, DBAG entered into a national settlement agreement that would resolve the Federal SSA Claim against all Deutsche Bank defendants. The settlement agreement remains subject to approval by the Federal Court of Canada.

In March 2018, alleged market participants filed a class action relating to Mexican government bond trading. In October 2019, the court granted defendants' motion to dismiss plaintiffs' consolidated amended complaint without prejudice. In December 2019, plaintiffs filed a Second Amended Complaint against DB Mexico, which the court dismissed without prejudice on November 30, 2020. On May 20, 2021, plaintiffs filed a motion for reconsideration, which was denied on March 30, 2022. On September 15, 2022, plaintiffs-appellants noticed an appeal to the Second Circuit. Briefing on the appeal was complete on February 27, 2023. On October 27, 2023, the Second Circuit heard oral argument on the appeal. On January 22, 2021, DBAG was notified that the Mexican competition authority, COFECE, reached a resolution that imposes fines against DB Mexico and two of its former traders, as well as six other financial institutions and nine other traders, for engaging in alleged monopolistic practices in the Mexican government bond secondary market DB Mexico has appealed. The fine against DB Mexico was approximately $427,000.

U.S. Treasury Securities Investigations

DBAG, including affiliates such as the Corporation, has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. DBAG, including affiliates such as the Corporation, has cooperated with these investigations.

The Corporation was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the Southern District of New York. On November 15, 2017, plaintiffs filed a consolidated amended complaint, which did not name the Corporation as a defendant. On December 11, 2017, the court dismissed the Corporation from the class action without prejudice. On March 31, 2021, the court granted the defendants' motion to dismiss the complaint. On May 14, 2021, the plaintiffs filed a second amended complaint, which did not name the Corporation as a defendant. On March 31, 2022, the court granted the defendants' motion to dismiss the second amended complaint. Plaintiffs filed a notice of appeal on April 28, 2022.

U.S. Treasury Spoofing Litigation

Following the Bank's settlement with the CFTC, five separate putative class actions were filed in the Northern District of Illinois against DBAG and the Corporation. The cases allege that DBAG and the Corporation participated in a scheme between January and December 2013 to spoof the market for U.S. Treasuries futures and options contracts and Eurodollars futures and options contracts. Plaintiffs filed a consolidated complaint on November 13, 2020. DBAG and the Corporation filed a motion to dismiss on January 15, 2021; briefing on motions to dismiss concluded on April 16, 2021. On September 20, 2021, the judge ordered supplemental briefing on the issues of standing and jurisdictional discovery. On July 20, 2022, the judge ordered limited jurisdictional discovery which has been substantially completed. Plaintiffs filed an amended complaint on July 14, 2023. DBAG and the Corporation filed a motion to dismiss the amended complaint on September 12, 2023; briefing was completed in December 2023.

13) Obligations Under Guarantees

The Corporation has obligations under certain guarantee arrangements that meet the definition of a guarantee under ASC 460, *Guarantees*, including financial guarantees and other guarantees.

The following table summarizes the Corporation's financial guarantees issued as of December 31, 2023 (in millions):

	Maximum potential payout/notional years to maturity					
Type of guarantee	**Less than 1 year**	**1 to 5 years**	**Greater than 5 years**	**Total**	**Carrying amount of asset/(liability)**	**Collateral/ recourse**
Financial guarantees	105	-	-	105	-	-

a) *Financial Guarantees*

The Corporation utilizes Pershing LLC (Pershing), an unaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Corporation's retail brokerage customers, within its Private Client businesses, on a fully disclosed basis. The Corporation is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Corporation were to fail to fulfill its obligation to Pershing.

The Corporation is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

b) *Other Financial Guarantees*

The Corporation also provides guarantees to securities and derivatives clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its securities clearing business, the Corporation performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Corporation's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Corporation to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

14) **Employee Benefit and Compensation Plans**

a) *Defined Benefit Pension and Post-retirement Plans*

Along with other affiliates of DBAH Capital LLC (DBAH), the Corporation participates in the DBAH Cash Account Pension Plan (CAPP), Postretirement Medical Plan (PRM) and Non-Qualified Pension Plan (NQPP).

CAPP is a qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. The policy for DBAH satisfies the minimum funding requirements under the Employee Retirement Security Act of 1974.

The PRM consists of qualified retiree medical plan for participants not eligible for Medicare and a health reimbursement arrangement for Medicare eligible participants. Generally, employees become eligible at age 55 with at least 10 years of employment service (age 50, for Deutsche Bank Severance Plan recipients).

The NQPP consists of legacy non-qualified pension arrangements for multiple plans from prior acquisitions and other employment agreements for senior executives.

b) *Defined Contribution Plan – Matched Savings Plan*

The Corporation participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan that covers substantially all U.S. employees. Employees who have completed six months of service are entitled to matching contributions.

c) *Share-Based Compensation Plan*

The Corporation participates in the Deutsche Bank Equity Plan, the Deutsche Bank Restricted Share Plan, and the Deutsche Bank Global Share Purchase Plan where DBAG grants employees of the Corporation deferred or restricted share awards.

Awards under the Equity Plan are deferred over a three to six year period. The Equity Plan expense is measured at grant date based on the fair value of the share awards and is amortized on a straight-line basis over the period in which employees have rendered the requisite services and satisfied any other vesting conditions. Compensation expense is not subsequently adjusted for changes in the fair value of the shares awarded. Awards under the Restricted Share Plan are fully vested and beneficially owned at the time of grant and released over three to six years. The Restricted Share Plan is expensed at the time of grant. In line with regulatory requirements, these plans (both Equity and Restricted Share) include performance conditions based on Group and/or Divisional performance. Thus, there is the possibility that all or portions of the awards will be subject to forfeiture in the event of non-achievement of defined targets, in addition to forfeiture for other reasons including breach of policy or financial impairment.

Awards under the Global Share Purchase Plan are deferred for a period of one year before vesting and being released to plan participants. Participants will not receive their matching share award if they voluntarily terminate their employment during this period.

To the extent that the settlement price is less or greater than the price at grant date, the Corporation is allocated a gain or loss based on the difference. For the year ended December 31, 2023, the Corporation was allocated a loss of $52 million related to its portion of the overall net gain or loss realized by DBAG that was attributable to share-based awards granted to the Corporation's employees. These amounts have been reflected as an adjustment to the Corporation's additional paid-in capital.

d) *Cash-Based Compensation Plan*

The Corporation participates in two cash-based plans of DBAG, the Deutsche Bank Restricted Incentive Plan (RIP) and the Deutsche Bank Restricted Cash Plan (RCP). Awards under the RIP are granted as deferred cash compensation, generally vesting over a three to five year period. RIP awards are expensed ratably over the vesting period, net of estimated forfeitures. Under the RCP, awards are vested and beneficially owned at the time of grant and are generally released over a three to five year period. The RCP awards are expensed at the time of grant. In line with regulatory requirements, these plans (both RIP and RCP) include performance conditions based on Group and/or Divisional performance. Thus, there is the possibility that all or portions of the awards will be subject to forfeiture in the event of non-achievement of defined targets, in addition to forfeiture for other reasons, including breach of policy or financial impairment.

(Continued)

15) **Income Taxes**

a) *Deferred Tax Assets and Liabilities*

As of December 31, 2023, significant components of the Corporation's DTAs and DTLs were as follows (in millions):

Deferred tax assets:		
Deferred compensation	$	165
Accrued, but unpaid foreign related party expense		89
State and local tax net operating losses		22
Investment in securities		17
Depreciation		13
Lease liabilities		5
Litigation and other reserves		3
Gross deferred tax assets		314
Valuation allowance		(13)
Deferred tax assets, net of valuation allowance		301
Deferred tax liabilities:		
Pension and post-retirement benefits		(14)
ROU assets		(4)
Gross deferred tax liabilities		(18)
Net deferred tax assets	$	283

The Corporation participates in a TSA whereby it is reimbursed by DBNY for the tax benefits of its operating losses and therefore, DTAs associated with NOLs generated from any federal, NYS, and NYC tax losses.

The state and local tax NOLs generated by the Corporation primarily related to NYS, California, and Pennsylvania. The following table summarizes the DTAs, related VAs, and NOL carryforwards as of December 31, 2023 (in millions).

State and local tax NOLs:	Gross deferred tax asset	Valuation allowance	Net deferred tax assets	NOL carryforwards	Begin to expire
New York	$ 9	(9)	-	115	2034
California	9	-	9	103	2028
Pennsylvania	2	(2)	-	35	2031

The Corporation utilizes a modified separate company method for its separate Corporation income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. As of December 31, 2023, the Corporation believes it is more likely than not that the results of future operations, taking into account the impact of DBAG's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

b) *Unrecognized Tax Benefits*

As of December 31, 2023 and December 31, 2022, the Corporation determined that it has no uncertain tax positions, interest, or penalties as defined within ASC 740. In the next twelve months the Corporation believes that there will be no material changes to unrecognized tax benefits.

c) *Tax Examinations*

As of December 31, 2023, the consolidated group of which the Corporation is a member, is subject to the IRS examination for 2020. The combined/unitary states group of which the Corporation is a member is under audit or subject to examination for tax years 2013 through 2022. The Corporation is currently under audit in separately filed states for tax years 2019-2021 and is subject to examination for tax years 2020 through 2022.

16)   Regulatory Requirements

As a registered broker-dealer, the Corporation files the Financial and Operational Combined Uniform Single (FOCUS) Reports on a standalone basis and, as such, the following regulatory requirements are presented accordingly.

a) *SEC Uniform Net Capital Rule*

The Corporation is subject to the SEC's Rule 15c3 1, which requires the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by the SEC's Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $1 million, or 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn nor cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2023, the Corporation had net capital of $4.3 billion, which was 1,100% of aggregate debit balances, and $4.1 billion in excess of the CFTC required minimum net capital.

b) *SEC Customer Protection Rule*

The Corporation is also subject to the SEC Rule 15c3-3 which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2023, the Corporation had $733 million of qualified securities segregated in a special reserve account for the exclusive benefit of customers. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

As a clearing and carrying broker dealer and in accordance with SEC Rule 15c3-3, the Corporation computes a reserve requirement for the proprietary accounts of broker dealers (PAB). As of December 31, 2023, the Corporation had less than $1 million of U.S. Government securities segregated in a special reserve bank account for such requirement. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

c) ***Commodity Exchange Act - Regulated Commodities and Cleared OTC Derivatives***

As required under 4d(2) of the CEA and Commission regulation 30.7, the Corporation as an FCM must maintain in segregation amounts due to its customers. Assets segregated under these regulations as of December 31, 2023 totaled $2.5 billion and $766 million, respectively, which exceeded the requirements by $150 million and $102 million, respectively. The assets included $236 million of cash, $50 million of financial instruments owned, and $2.4 billion of receivables – brokers, dealers, and clearing organizations. The assets also included $577 million of customer owned assets which are not reflected on the consolidated statement of financial condition.

17)   Subsequent Events

The Corporation has evaluated whether events or transactions have occurred after December 31, 2023 that would require recognition or disclosure on the consolidated statement of financial condition through February 29, 2023 which is the date the consolidated statement of financial condition was available to be issued. With the exception of the matters disclosed in note 12(b), no such events or transactions required recognition or disclosure on the consolidated statement of financial condition as of the year ended December 31, 2023.